Exhibit 99.1

Goldcorp to release 2016 fourth quarter / full-year results on February 15th; conference call and webcast on February 16th

VANCOUVER, Jan. 9, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release 2016 fourth quarter and full-year results after the market close on Wednesday, February 15, 2017.

Fourth Quarter/Full Year 2016 Conference Call and Webcast details below:

Date: Thursday, February 16, 2017
Time: 10:00 a.m. (PST)
Dial-in: 800-355-4959 (toll-free); 416-340-2216 (outside Canada and the US)
Replay: 800-408-3053 (toll-free); 905-694-9451 (outside Canada and the US)
Replay end date: March 19, 2017
Replay Passcode: Conference ID#: 2296992

A live and archived webcast will also be available at www.goldcorp.com.

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 23:42e 09-JAN-17